UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DANAOS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y1968P 121

(CUSIP Number)

Finnbarr D. Murphy

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Telephone: (212) 309-6704

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. Y1968P 121

1		NAME OF REPORTING PERSONS Danaos Investment Limited as Trustee of the 883 Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,041,651 shares of Common Stock
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 8,041,651 shares of Common Stock
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,041,651 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. Y1968P 121

1		NAME OF REPORTING PERSONS John Coustas
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,041,651 shares of Common Stock(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 8,041,651 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,041,651 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) These shares of Common Stock are held by Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), which has sole voting and dispositive control over these shares of Common Stock.  The beneficiaries of the 883 Trust are Dr. Coustas and members of his immediate family. The board of directors of DIL consists of four members, none of whom is a beneficiary of the 883 Trust or member of the Coustas family, and has voting and dispositive control over the shares held by the 883 Trust.  Dr. Coustas has certain powers to remove and replace DIL as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these 8,041,651 shares of Common Stock.  This does not necessarily imply economic ownership of the securities.

This Amendment No. 3 to the Statement on Schedule 13D originally filed on August 16, 2010, as amended by Amendment No. 1 on August 14, 2018 and Amendment No. 2 on December 2, 2019 (the “Statement”), is being filed by (i) Danaos Investment Limited, a company organized under the laws of New Zealand, as Trustee of the 883 Trust, a trust established under the laws of England and Wales (“DIL”), and (ii) Dr. John Coustas (“Dr. Coustas” and, together with DIL as Trustee of the 883 Trust, the “Reporting Persons”). The purpose of this Amendment No. 3 is to report changes to Items 3, 4, 5, 6 and 7 of the Statement to describe certain transactions with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Danaos Corporation (the “Company”).

Items 3, 4, 5, 6 and 7 of the Statement are hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by adding the following paragraphs prior to the last paragraph of Item 3:

See the response to Item 4, which is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following paragraphs to the end of Item 4:

In February 2021, 40,000 shares of Common Stock were granted to Dr. Coustas as an equity award and are held by DIL.

On September 14, 2021, 265,116 shares of Common Stock were transferred to DIL without consideration from an entity affiliated with Dr. Coustas’ mother.

Each of the Shareholder Directors and each of the Reporting Persons acquired their shares of Common Stock for investment purposes. Each of the Shareholder Directors and, other than as described elsewhere in this Statement, each of the Reporting Persons, has no present plans or proposals which would relate to, or would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Shareholder Directors and each of the Reporting Persons reserve the right to change their intentions, as they deem appropriate. Depending on market conditions and other factors that they may deem material, each of the Shareholder Directors and each of the Reporting Persons may, in privately negotiated transactions, in the open market or otherwise, purchase additional shares of Common Stock and/or related securities, including pursuant to the Company’s DRIP, dispose of all or a portion of the shares of Common Stock or related securities that they now beneficially owns or may acquire hereafter, and/or enter into transactions that increase or hedge their economic exposure to the shares of Common Stock without affecting their beneficial ownership.

Item 5	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated to read as follows:

DIL, as Trustee of the 883 Trust, is the owner of 8,041,651 shares of Common Stock, which represents 39.0% of the issued and outstanding shares of Common Stock as of September 16, 2021. DIL, as Trustee of the 883 Trust, has sole voting and dispositive control over these shares of Common Stock. The beneficiaries of the 883 Trust are Dr. Coustas and members of his immediate family. The board of directors of DIL consists of four members, none of whom is a beneficiary of the 883 Trust or member of the Coustas family, or has voting and dispositive control over the shares held by the 883 Trust. Dr. Coustas has certain powers to remove and replace DIL as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these 8,041,651 shares of Common Stock. This does not necessarily imply economic ownership of the securities.

Iraklis Prokopakis beneficially owns 226,052 shares of Common Stock, or approximately 1.1% of the issued and outstanding shares of Common Stock as of September 16, 2021. He has sole voting and dispositive power with respect to such shares.

Evangelos Chatzis beneficially owns 74,694 shares of Common Stock, or less than 1.0% of the issued and outstanding shares of Common Stock as of September 16, 2021. He has sole voting and dispositive power with respect to such shares.

(a)       See Items 11 and 13 on the cover pages to this Schedule 13D/A for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by each Reporting Person.

(b)       Number of shares as to which each Reporting Person has:

i.  Sole power to vote or to direct the vote: See Item 7 on cover pages to this Amendment.

ii.  Shared power to vote or to direct the vote: See Item 8 on cover pages to this Amendment.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Amendment.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Amendment.

(c)       Other than as set forth in response to Items 3 and 4, which responses are incorporated by reference, no other transactions in the Company’s Common Stock by the Reporting Persons and the Shareholder Directors were effected in the past 60 days.

(d)       The beneficiaries of the 883 Trust, which include Dr. Coustas and members of his family, have the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock owned of record by Danaos Investment Limited, as Trustee of the 883 Trust. Each of the Shareholder Directors has the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock that he owns.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

See the responses to Item 3, Item 4 and Item 5, which are incorporated by reference.

In connection with the Company’s debt refinancing, which was consummated on April 12, 2021, the existing Amended and Restated Restrictive Covenant Agreement, by and among the Company, DIL, and Dr. Coustas, was amended and restated to eliminate references to the refinanced credit facilities and provisions related to arrangements with lenders under those credit facilities. In addition, the Stockholders Agreement, dated as of August 10, 2018, among the Company and the stockholders bound thereby, including DIL, and the Registration Rights Agreement, dated as of August 10, 2018, among the Company and the stockholders bound thereby, including DIL, were terminated effective as of April 30, 2021.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description of Document
Exhibit 9	Amended and Restated Restrictive Covenant Agreement, dated as of April 1, 2021, among Danaos Corporation, Dr. John Coustas and Danaos Investment Limited as the Trustee for the 883 Trust (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed April 13, 2021).

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated: September 16, 2021

DANAOS INVESTMENT LIMITED AS TRUSTEE OF THE 883 TRUST

By:	/s/ Iraklis Prokopakis
Name: IRAKLIS PROKOPAKIS
Title: Director

By:	/s/ Evangelos Chatzis
Name: EVANGELOS CHATZIS
Title: Director

JOHN COUSTAS

/s/ John Coustas

EXHIBIT INDEX

Exhibit No.	Description of Document
Exhibit 9	Amended and Restated Restrictive Covenant Agreement, dated as of April 1, 2021, among Danaos Corporation, Dr. John Coustas and Danaos Investment Limited as the Trustee for the 883 Trust (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed April 13, 2021)